Spotlight: Girls
A California Benefit Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 and 2016

Spotlight: Girls

TABLE OF CONTENTS



To the Stockholders of
Spotlight: Girls
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Spotlight: Girls (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 20, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SPOTLIGHT: GIRLS
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
Current Assets:				
Cash and cash equivalents	$	12,107	$	93,780
Accounts receivable		3,005		-
Total Current Assets		15,112		93,780
Non-Current Assets:				
Property and equipment, net		1,034		1,712
Total Non-Current Assets		1,034		1,712
TOTAL ASSETS	$	16,146	$	95,492
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	-	$	1,738
Accrued expenses		10,834		5,007
Due to stockholder		2,556		-
Loans payable - current		42,518		26,132
Total Current Liabilities		55,908		32,877
Long-Term Liabilities:				
Line of credit		110,000		-
Loans payable - long term		158,735		195,005
Total Long-Term Liabilities		268,735		195,005
Total Liabilities		324,643		227,882
Stockholders' Equity/(Deficit):				
Preferred Stock, no par, 250,000 shares authorized, 25,600 and 10,000 shares issued and outstanding, liquidation preferences of $128,000 and $50,000 as of December 31, 2017 and 2016, all respectively		-		-
Common Stock, no par, 500,000 shares authorized, 400,000 and 400,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.		-		-
Additional paid-in capital		126,125		50,000
Accumulated deficit		(434,622)		(182,390)
Total Stockholders' Equity/(Deficit)		(308,497)		(132,390)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	16,146	$	95,492

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SPOTLIGHT: GIRLS
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 293,351	$ 334,040
Costs of net revenues	(377,822)	(351,138)
Gross loss	(84,471)	(17,098)
Operating Expenses:		
General & administrative	109,151	77,522
Sales & marketing	51,162	26,814
Total Operating Expenses	160,313	104,336
Loss from operations	(244,784)	(121,434)
Other Income/(Expense):		
Interest expense	(7,448)	(1,524)
Total Other Income/(Expense)	(7,448)	(1,524)
Provision for income taxes	-	-
Net loss	$ (252,232)	$ (122,958)

SPOTLIGHT: GIRLS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Members' Equity/(Deficit)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
Balance at January 1, 2016	$ (59,432)	-	$ -	-	$ -	$ -	$ -	$ -
Conversion to corporation	59,432	-	-	400,000	-	-	(59,432)	(59,432)
Issuance of preferred stock	-	10,000	-	-	-	50,000	-	50,000
Net loss	-	-	-	-	-	-	(122,958)	(122,958)
Balance at December 31, 2016	$ -	10,000	$ -	400,000	$ -	$ 50,000	$ (182,390)	$ (132,390)
Issuance of Preferred stock	-	15,600	$ -	-	$ -	$ 78,000	$ -	$ 78,000
Offering costs	-	-	-	-	-	(1,875)	-	(1,875)
Net loss	-	-	-	-	-	-	(252,232)	(252,232)
Balance at December 31, 2017	-	25,600	$ -	400,000	$ -	$ 126,125	$ (434,622)	$ (308,497)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SPOTLIGHT: GIRLS
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (252,232)	$ (122,958)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	678	321
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(3,005)	2,325
Increase/(Decrease) in accounts payable	(1,738)	1,387
Increase/(Decrease) in accrued expenses	5,827	3,731
Net Cash Used In Operating Activities	(250,470)	(115,194)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(2,033)
Net Cash Used In Investing Activities	-	(2,033)
Cash Flows From Financing Activities		
Proceeds from issuance of preferred stock	78,000	50,000
Offering costs	(1,875)	-
Proceeds/(repayments) from/(on) loans payable, net	(19,884)	146,137
Proceeds from line of credit, net	110,000	-
Proceeds from related party, net	2,556	-
Net Cash Provided By Financing Activities	168,797	196,137
Net Change In Cash	(81,673)	78,910
Cash at Beginning of Period	93,780	14,870
Cash at End of Period	$ 12,107	$ 93,780
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 7,448	$ 1,524
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Spotlight: Girls (the "Company"), is a public benefit corporation formed under the laws of California. The Company was originally incorporated as a California limited liability company on October 9, 2012 under the name Glitter and Razz Productions, LLC. The LLC converted to a California benefit corporation on May 10, 2016. The Company was formed to operate summer camps and enrichment programs for girls.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $3,005 and $0 and no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives of 3 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 2,033	$ 2,033
Accumulated depreciation	(999)	(321)
Property and equipment, net	$ 1,034	$ 1,712
Depreciation expense	$ 678	$ 321

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2017 and 2016, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of Net Revenue

Costs of revenues include the camp supplies, facility charges, and costs of labor.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From its October 9, 2012 inception until May 10, 2016, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the May 10, 2016 conversion to a corporation, the Company was taxed as a corporation. The Company had net operating loss carryforwards of $249,429 and $81,757 as of December 31, 2017 and 2016, respectively. The Company pays Federal and State income taxes at a blended rate of approximately 28% to derive net deferred tax assets of $92,678 and $22,879 as of December 31, 2017 and 2016, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in recent years, has sustained net losses of $252,232 and $122,958 during the years ended December 31, 2017 and 2016, respectively, and has accumulated deficits of $434,622 and $182,390 as of December 31, 2017 and 2016, respectively, has negative gross margins on its revenues for the years ended December 31, 2017 and 2016, and whose current liabilities exceed current assets by $40,796 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company was originally incorporated as a California limited liability company. The membership interests in such and associated members' equity/(deficit) were applied to stockholders' equity/(deficit) and the members were issued 400,000 shares of common stock in the corporation in exchange for their membership interests. Upon conversion to a California corporation in May 2016, the Company authorized 500,000 shares of common stock with no par value. As of December 31, 2017 and 2016, 400,000 and 400,000 shares of common stock were issued and outstanding, respectively.

Preferred Stock

The Company has authorized 250,000 shares of Preferred Stock with no par value. As of December 31, 2017 and 2016, 25,600 and 10,000 shares of Preferred Stock were issued and outstanding, respectively. Preferred stock is not convertible into common stock and does not have voting rights.

In 2017, the Company issued 15,600 shares of Preferred Stock at $5.00 per share resulting in total proceeds of $78,000.

In 2016, the Company issued 10,000 shares of Preferred Stock at $5.00 per share resulting in total proceeds of $50,000.

The holders of the Series A Preferred Stock are entitled to receive dividends when declared by the

Company's Board of Directors with preference over dividends to common stockholders, equal to 6% of the original purchase price ($5.00 per share). The dividends shall not accrue nor be cumulative, nor be payable unless or until declared by the Company's Board of Directors.

The holders of the Series A Preferred Stock are entitled to a liquidation preference over common stockholders at the amount of $5.00 per share (subject to adjustment for certain dilution protections). The total liquidation preferences as of December 31, 2017 and 2016 was $128,000 and $50,000, respectively.

The preferred stock is redeemable, at the option of the Company's Board of Directors, at a price per share of $5.00 (subject to dilution protections) plus declared and unpaid dividends.

NOTE 5: LINE OF CREDIT

In September 2017, the Company entered into a line of credit agreement with a bank, in the amount of $156,000 and bearing interest at 8%. The line of credit matures in September 2024. Interest-only payments are due and payable commencing in October 2017 for 24 months, then payments of principal and interest commence in October 2019 at $3,172 per month for 60 months. The line of credit is unsecured. The unpaid principal balance was $110,000 as of December 31, 2017.

NOTE 6: LOANS PAYABLE

On August 1, 2015, the Company entered into a 5-year term loan agreement with the lender in the amount of $75,000, bearing interest at 0%, with required monthly principal payments of $2,083 commencing on August 15, 2017 and continuing through August 2020. The line of credit is unsecured, but guaranteed by two related parties to the Company. Interest expense on this loan was $0 and $0 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $70,834 and $75,000 as of December 31, 2017 and 2016, respectively.

On December 14, 2016, the Company entered into a royalty loan agreement with Community Ventures in the amount of $100,000. The Company is to pay a 2% royalty based on its total gross revenues from all sources in repayment of the loan for 7 years. An annual royalty payment shall be due to the lender each year by February 28, commencing with the February 2019 payment of royalties on 2018 revenues, and shall continue for seven additional years. Total royalty payments shall not exceed $155,000. Interest expense on this loan was $0 and $0 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $100,000 and $100,000 as of December 31, 2017 and 2016, respectively.

On August 5, 2016, the Company entered into a 37-month loan agreement with Funding Circle in the amount of $51,000 bearing interest at 11.19%, with required monthly principal and interest payments of $1,674 commencing on September 5, 2016. The loan is secured by all equipment and property of the Company, and guaranteed by two related parties to the Company. Interest expense on this loan was $4,373 and $1,524 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $30,419 and $46,137 as of December 31, 2017 and 2016, respectively.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans, excluding the $100,000-$155,000 of future royalty loan payments as such timing and amounts are currently unknown, are as follows as of December 31, 2017:

2018	$ 42,518
2019	37,893
2020	20,842
Total	$101,253

NOTE 7: RELATED PARTY TRANSACTIONS

An officer of the Company loaned the Company funds during 2017, which remained unpaid and outstanding as of December 31, 2017 in the amount $2,556. This loan bears no interest.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We intend to adopt the new standard in January of 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through August 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.